SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)

GADZOOKS, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

36 2553 10
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillips-Smith Specialty Retail Group III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON* PN

AMENDMENT NO. 1 TO SCHEDULE 13G

          This Amendment No. 1 to Schedule 13G (the "Schedule 13G") is being filed on behalf of Phillips-Smith Specialty Retail Group III, L.P., a Texas limited partnership ("Phillips-Smith"), relating to shares of common stock of Gadzooks, Inc., a Texas corporation (the "Issuer"). Phillips-Smith previously reported beneficial ownership of shares of the Issuer on a Schedule 13G filed February 18, 1999. Phillips-Smith now desires and is eligible to report beneficial ownership of shares of the Issuer on this Amendment No. 1 to Schedule 13G.

Item 1(a).	Name of Issuer.
Gadzooks, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices.
4121 International Parkway Carrollton, Texas 75007
Item 2(a).	Name of Person Filing.
Phillips-Smith Specialty Retail Group III, L.P.
Item 2(b).	Address of Principal Business Office, or, if none, Residence.
5080 Spectrum Drive Suite 805 West Addison, Texas 75001
Item 2(c).	Citizenship or Place of Organization.
Phillips-Smith Specialty Retail Group III, L.P. is a limited partnership organized under the laws of the State of Texas.
Item 2(d).	Title of Class of Securities.
Common Stock, par value $.01 per share (the "Common Stock").
Item 2(e).	CUSIP Number.
36 2553 10
Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.
Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0 shares of common stock, par value $.01 per share, of Gadzooks, Inc.
(b) Percent of Class: 0%
(c)

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: -0-

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: - 0-

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of the class of securities, check the following: [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 9, 2001

PHILLIPS-SMITH SPECIALTY RETAIL GROUP, III, L.P.

By: Phillips-Smith Management Company, L.P., General Partner

By: G.MICHAEL MACHENS _______________________________ Name: G. Michael Machens Title: General Partner